                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT

           TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF
                                      1934

                    FOR THE QUARTER ENDED September 30, 2003

                        COMMISSION FILE NUMBER 000-29103

                          ST ASSEMBLY TEST SERVICES LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                              Republic of Singapore
                 (Jurisdiction of incorporation or organization)

                               5 YISHUN STREET 23
                                SINGAPORE 768442
                                 (65) 6824-7888
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F   X   Form 40-F
                                   -----           -----

         Indicate by check mark whether the registrant by furnishing the information contained in the form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                    under the Securities Exchange Act of 1934

                               Yes       No   X
                                   -----    -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not Applicable

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   ST ASSEMBLY TEST SERVICES LTD
                                   BY:



                                   /s/ Tan Lay Koon
                                   ---------------------------------------------
                                   Name  : Tan Lay Koon
                                   Title : President and Chief Executive Officer Date : October 29, 2003

EARNINGS RELEASE


                    STATS REPORTS THIRD QUARTER 2003 RESULTS

           RECORD QUARTERLY NET REVENUES, UP 55% FROM YEAR-AGO-QUARTER
                        TURNS PROFITABLE FOR THE QUARTER

-    NET REVENUES OF $97.9 MILLION
-    EARNINGS PER ADS OF $0.01

SINGAPORE AND MILPITAS, CALIFORNIA, OCTOBER 29, 2003 - ST Assembly Test Services Ltd ("STATS" - Nasdaq: STTS and SGX: ST Assembly), a leading semiconductor test and assembly service provider, today reported third quarter net revenues of $97.9 million, an increase of 55% over the same quarter a year ago and an increase of 12% over the prior quarter.

Net income for the third quarter 2003 was $0.8 million compared to a net loss of $17.6 million in the same quarter a year ago, and net loss of $0.7 million in the prior quarter, which included a gain of $3.8 million (net of tax) from the sale of marketable securities. The net income for the third quarter included a reduction of $3.3 million in depreciation expense resulting from a change in the estimated useful lives of certain assembly equipment.

Diluted earnings per American Depository Share (ADS) was $0.01 and diluted earnings per ordinary share was $0.001 in the third quarter compared to a loss of $0.18 per ADS and $0.02 per ordinary share in the same quarter a year ago, and a loss per ADS and loss per ordinary share of $0.01 and $0.001, respectively, in the prior quarter.

Tan Lay Koon, President and Chief Executive Officer, commented "We had our eighth consecutive quarter of sequential revenue growth in the third quarter. Gross profit margin improved further to 17% compared to negative 3% in the quarter a year ago, and 11% in the prior quarter. More significantly, our operating margin turned positive in this quarter to 4% compared to negative 3% in the prior quarter and negative 26% in the quarter a year ago. Operating profit was $3.5 million compared to an operating loss of $2.7 million in the prior quarter and an operating loss of $16.6 million in the year ago quarter. Excluding the reduction to depreciation charge of $3.3 million arising from the change in estimated useful lives, operating profit for this quarter would have been $0.2 million.

We saw broad based strength from all end market segments that STATS participated in, namely wireless, broadband access, networking, computing peripheral and digital consumer.

During the quarter, to address the challenges facing our customers in the wireless segment, we announced an integrated test and assembly turnkey solution catered for the wireless market which addresses increasing functionality, shrinking geometries and faster time to market requirements in this market. Our solutions include single chip, as well as multi-chip integration technologies such as System-In-Package (SiP), Multi-Chip Module (MCM), pyramid die as well as same size die stacking, complemented by leading RF testing capabilities on a broad range of test platforms including Catalyst RF, Agilent 93000 RF and LTX CX. This is the first of more solution-based approaches to address the unique requirements of our customers in the different end markets.

Our focus on advanced package development continues to show results. Revenues from array packages rose to a record $19.0 million or 42% of assembly revenues in this quarter. Our investments in Winstek Semiconductor Corporation ("Winstek") in Taiwan, and FastRamp Test Services, Inc. ("FastRamp") in the US continue to strengthen our competitive position and expand our participation in new markets. Winstek has successfully positioned itself as a leading mixed signal test house supporting the foundries and leading design houses in Taiwan, with revenues growing 56% over the same quarter a year ago and 10% over the prior quarter. Since our initial investment in Winstek in 2001, its revenues have more than tripled and in the third quarter contributed 9% of our revenues. FastRamp contributed 3% of our revenues in this quarter and continues to be well received by design houses in Silicon Valley, allowing us to actively engage customers early in the design process.

We ended the quarter with a cash, cash equivalents and marketable securities balance of $179.7 million as of September 30, 2003."


HIGHLIGHTS OF FINANCIAL PERFORMANCE

     - Net revenues for the third quarter were $97.9 million compared to $63.1 million in the same quarter a year ago, and $87.6 million in the prior quarter. Revenues from assembly in this quarter were $45.5 million or 46% of net revenues and test revenues were $52.4 million or 54% of net revenues.
     - Gross profit for third quarter 2003 was $16.4 million or a gross margin of 17% compared to gross loss of $2.0 million or negative gross margin of 3% in the same quarter a year ago. Gross margin in this quarter improved from the gross margin of 11% in the prior quarter due principally to higher utilization and the change in the estimated useful lives of certain assembly equipment.
     - Depreciation expense and the cost of leasing production equipment was $33.0 million in the third quarter 2003 compared to $30.9 million in the same quarter a year ago, and $32.6 million in the prior quarter. In the third quarter, we completed our review of the estimated useful lives of our assembly equipment. As a result, effective with the third quarter, we have changed the lives used to depreciate certain assembly equipment from 5 years to 7 years. The change reflects the estimated useful lives of the equipment resulting from longer actual service periods being achieved and expected to be achieved from similar new equipment. This also brings our depreciation practice in line with the industry. There is no change to our test equipment and machinery lives which continue to be depreciated over their estimated useful lives of 3 to 5 years. The impact of this change is a reduction to depreciation expense by $3.3 million in this quarter.
     - Operating expenses in the third quarter 2003 were $12.9 million compared to $14.6 million in the same quarter a year ago, and $12.6 million in the prior quarter.

     - Selling, general and administrative ("SG&A") expenses for the third quarter of 2003 increased to $9.3 million or 9% of net revenues compared to $9.2 million or 15% of net revenues in the same quarter a year ago, and $8.3 million or 9% of net revenues in the prior quarter.
     - Research and development ("R&D") expenses were $3.6 million in the third quarter or 4% of net revenues compared to $5.0 million or 8% of net revenues in the same quarter a year ago, and $4.0 million or 5% of net revenues in the prior quarter.
     - Unit shipments for the test business in third quarter 2003 increased by 40% over the same quarter a year ago, and increased 11% sequentially. Unit shipments in our assembly business increased by 62% over the same quarter a year ago, and increased 10% sequentially.
     - Average selling prices (ASPs) for the test business increased 1% compared to the prior quarter due principally to an increase in the number of complex devices tested requiring longer test time. ASPs in the assembly business increased 7% this quarter from the prior quarter primarily due to product mix changes.
     - Capital expenditures, including that of Winstek and FastRamp, were $63.1 million in this quarter principally for new capabilities and production equipment. As of September 30, 2003, the company had 360 testers, including 73 testers at Winstek, 17 testers at FastRamp and 783 wirebonders.


MIXED SIGNAL EXPERTISE

Mixed signal devices continued to be the largest contributor to our test revenues, comprising 82% of total test revenues in the third quarter 2003.


                     TEST REVENUES BREAKDOWN BY TESTING TYPE

                                              THREE MONTHS ENDED
                                JUNE 30, 2003              SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
TYPE OF TESTING              % OF TEST REVENUES            % OF TEST REVENUES
--------------------------------------------------------------------------------
Mixed Signal                        82.5                          82.4
--------------------------------------------------------------------------------
Digital                             17.4                          17.5
--------------------------------------------------------------------------------
Memory                               0.1                           0.1
--------------------------------------------------------------------------------


MARKET DYNAMICS

The United States remained our largest revenue contributor by region, contributing 80% of net revenues although revenues from Europe and Asia increased slightly as a percentage of net revenues in the third quarter.

The communications sector continued to be our largest revenue contributor in this quarter accounting for 56% of net revenues. Net revenues from integrated device manufacturers ("IDMs") and fabless semiconductor companies were about the same at 44% and 44% of net revenues, respectively.

                       REVENUES BREAKDOWN BY MARKET SECTOR

                                              THREE MONTHS ENDED
                                JUNE 30, 2003              SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
MARKET SECTOR                 % OF NET REVENUES             % OF NET REVENUES
--------------------------------------------------------------------------------
Communications                      54.9                          55.6
--------------------------------------------------------------------------------
Computer                            31.4                          32.1
--------------------------------------------------------------------------------
Consumer/Others                     13.7                          12.3
--------------------------------------------------------------------------------


                          REVENUES BREAKDOWN BY REGION

                                           THREE MONTHS ENDED
                               JUNE 30, 2003                SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
REGION                       % OF NET REVENUES              % OF NET REVENUES
--------------------------------------------------------------------------------
United States                      81.1                           79.6
--------------------------------------------------------------------------------
Europe                              4.5                            4.7
--------------------------------------------------------------------------------
Asia                               14.4                           15.7
--------------------------------------------------------------------------------


                       REVENUES BREAKDOWN BY CUSTOMER TYPE

                                            THREE MONTHS ENDED
                               JUNE 30, 2003                SEPTEMBER 30, 2003
--------------------------------------------------------------------------------
CUSTOMER TYPE                % OF NET REVENUES              % OF NET REVENUES
--------------------------------------------------------------------------------
Foundries                          11.3                           11.8
--------------------------------------------------------------------------------
Fabless                            43.5                           44.1
--------------------------------------------------------------------------------
IDMs                               45.2                           44.1
--------------------------------------------------------------------------------


BUSINESS OUTLOOK

The following statements are based on current expectations. These statements are forward-looking and actual results may differ materially.

"We expect the growth momentum in the end markets which we serve to continue into the fourth quarter. Based on current outlook, we expect revenues in the fourth quarter of 2003 to be about 5% to 10% higher than in the third quarter of 2003," said Tan Lay Koon, President and Chief Executive Officer.

"We expect aggregate utilization in the fourth quarter to improve marginally from the 69% in the third quarter. We expect our budgeted capital expenditures for the full year 2003 to be about $200 to $220 million," added Dov Oshri, Chief Financial Officer.


HIGHLIGHTS OF THIRD QUARTER ACHIEVEMENTS

During the quarter, STATS launched an integrated turnkey solution for the wireless market, encompassing design, package characterization, assembly, RF test, and supply chain management. STATS' package solutions for the wireless market include single chip, as well as multi-chip integration technologies such as System-in-Package (SiP), Multi-Chip Module (MCM), pyramid die as well as same size die stacking.

In July 2003, STATS announced that it is opening a manufacturing facility in Shanghai to participate in China's growing outsourcing semiconductor business. Strategically located in Zhangjiang High Tech Park, Pudong, the facility offers wafer probe and final test for mixed signal and high-end digital applications including wired and wireless communications and digital consumer products. The facility will be ready for operations in the fourth quarter.

In September 2003, STATS announced that Semiconductor Manufacturing International Corporation (SMIC), a leading China foundry, had chosen the Company to provide wafer probe and other high-end test solutions for its growing mixed signal business. STATS is also providing SMIC with test engineering support from its manufacturing facility in Pudong, Shanghai.

During that period, STATS also announced its plan to increase its shareholding in Winstek Semiconductor Corporation ("Winstek"). Through a subscription of additional shares amounting to approximately US$12 million, STATS will increase its shareholding in Winstek to 55% of its total issued shares. Completion of the transactions for the investment is scheduled for end of 2003.

During the quarter, the Company also marks the installation of its 100th Teradyne Catalyst test platform in its worldwide manufacturing operations. With the largest number of installed Teradyne systems in the outsourcing industry, STATS continues to strengthen its leadership in mixed signal test services.

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)


                                                                          FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                                         --------------------------------------------
                                                                           2002                                2003
                                                                         --------                            --------
Net revenues .........................................................   $ 63,143                            $ 97,922
Cost of revenues .....................................................    (65,102)                            (81,517)
                                                                         --------                            --------
Gross profit (loss) ..................................................     (1,959)                             16,405
                                                                         --------                            --------
Operating expenses:
  Selling, general and administrative ................................      9,236                               9,288
  Research and development ...........................................      4,983                               3,550
  Others, net ........................................................        402                                  77
                                                                         --------                            --------
     Total operating expenses ........................................     14,621                              12,915
                                                                         --------                            --------

Operating income (loss) ..............................................    (16,580)                              3,490

Other income (expense):
  Interest expense, net ..............................................     (1,842)                             (2,467)
  Foreign currency exchange loss .....................................     (1,260)                               (132)
  Other non-operating income, net ....................................        525                               1,022
                                                                         --------                            --------
     Total other expense .............................................     (2,577)                             (1,577)
                                                                         --------                            --------

Income (loss) before income taxes ....................................    (19,157)                              1,913
Income tax benefit (expense) .........................................      1,619                                (565)
                                                                         --------                            --------
Net income (loss) before minority interest ...........................    (17,538)                              1,348
Minority interest ....................................................        (90)                               (572)
                                                                         --------                            --------
Net income (loss) ....................................................   $(17,628)                           $    776
                                                                         ========                            ========

Basic net income (loss) per ordinary share ...........................   $  (0.02)                           $  0.001
Diluted net income (loss) per ordinary share .........................   $  (0.02)                           $  0.001
Basic net income (loss) per ADS ......................................      (0.18)                               0.01
Diluted net income (loss) per ADS ....................................      (0.18)                               0.01

Ordinary shares (in thousands) used in per ordinary share calculation:
- basic ..............................................................    992,073                             992,648
- diluted ............................................................    992,073                             998,385

ADS (in thousands) used in per ADS calculation:
- basic ..............................................................     99,207                              99,265
- diluted ............................................................     99,207                              99,839

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                            FOR THE THREE MONTHS ENDED SEPTEMBER 30,
                                                            ----------------------------------------
                                                              2002                             2003
                                                            --------                          -----
Net income (loss) .......................................   $(17,628)                         $ 776

Other comprehensive income (loss):
  Unrealized gain (loss) on available-for-sale
   marketable securities ................................        210                           (383)
  Realized gain on available-for-sale marketable
   securities included in net income (loss) .............        (78)                          (193)
  Foreign currency translation adjustment ...............     (1,102)                           720
                                                            --------                          -----
Comprehensive income (loss) .............................   $(18,598)                         $ 920
                                                            ========                          =====


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
          IN THOUSANDS OF US DOLLARS (EXCEPT SHARE AND PER SHARE DATA)

                                                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                     ---------------------------------------
                                                                       2002                          2003
                                                                     ---------                    ---------
Net revenues...............................................          $ 153,806                    $ 261,055
Cost of revenues...........................................           (178,361)                    (231,212)
                                                                     ---------                    ---------
Gross profit (loss)........................................            (24,555)                      29,843
                                                                     ---------                    ---------
Operating expenses:
  Selling, general and administrative......................             27,086                       26,265
  Research and development.................................             13,671                       12,075
  Others, net..............................................                551                          (29)
                                                                     ---------                    ---------
     Total operating expenses..............................             41,308                       38,311
                                                                     ---------                    ---------


Operating loss.............................................            (65,863)                      (8,468)

Other income (expense):
  Interest expense, net....................................             (3,626)                      (6,044)
  Foreign currency exchange gain (loss)....................               (638)                          21
  Other non-operating income, net..........................              2,757                        7,188
                                                                     ---------                    ---------
     Total other income (expense)..........................             (1,507)                       1,165
                                                                     ---------                    ---------
Loss before income taxes...................................            (67,370)                      (7,303)
Income tax benefit (expense)...............................              1,919                         (727)
                                                                     ---------                    ---------
Net loss before minority interest..........................            (65,451)                      (8,030)
Minority interest .........................................               (295)                      (1,523)
                                                                     ---------                    ---------
Net loss...................................................          $ (65,746)                   $  (9,553)
                                                                     =========                    =========
Basic and diluted net loss per ordinary share..............          $   (0.07)                   $   (0.01)
Basic and diluted net loss per ADS.........................          $   (0.66)                   $   (0.10)

Ordinary shares (in thousands) used in per ordinary share
 calculation:
- basic and diluted........................................            991,362                      992,400
                                                                     =========                    =========
ADS (in thousands) used in per ADS calculation:
- basic and diluted........................................             99,136                       99,240
                                                                     =========                    =========

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
        UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS


                                                                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                                     ---------------------------------------
                                                                       2002                          2003
                                                                     --------                      -------
Net loss...................................................          $(65,746)                     $(9,553)

Other comprehensive income (loss):
  Unrealized gain on available-for-sale
   marketable securities...................................               697                        4,118
  Realized gain on available-for-sale
   marketable securities included in net loss..............               (76)                      (5,030)
  Foreign currency translation adjustment..................              (342)                         836
                                                                     --------                      -------
Comprehensive loss.........................................          $(65,467)                     $(9,629)
                                                                     ========                      =======

                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
                 UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2002 AND SEPTEMBER 30, 2003
                           IN THOUSANDS OF US DOLLARS

                                                               DECEMBER 31,     SEPTEMBER 30,
                                                                   2002             2003
                                                               ------------     ------------
ASSETS
Current assets:
  Cash and cash equivalents ...............................      $ 167,661       $ 148,328
  Marketable securities ...................................         11,960           7,809
  Accounts receivable, net ................................         49,461          68,185
  Amounts due from ST and ST affiliates ...................          3,727           8,197
  Other receivables .......................................          8,913           2,384
  Inventories .............................................          9,744          14,138
  Prepaid expenses ........................................         10,565          11,709
  Other current assets ....................................          5,066           2,935
                                                                 ---------       ---------
     Total current assets .................................        267,097         263,685
Marketable securities .....................................         57,883          23,540
Property, plant and equipment, net ........................        357,456         429,416
Prepaid expenses ..........................................          4,351           4,538
Goodwill ..................................................          1,321           1,321
Other assets ..............................................         33,860          39,761
                                                                 ---------       ---------
     Total assets .........................................      $ 721,968       $ 762,261
                                                                 =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable ........................................      $  15,336       $  25,574
  Accrued operating expenses ..............................         22,578          24,072
  Short term borrowings ...................................          5,174           4,522
  Current obligations under capital leases ................          6,558           6,610
  Current installments of long-term debt ..................         16,414           4,889
  Amounts due to ST and ST affiliates .....................          1,858           2,445
  Income taxes payable ....................................          1,263           3,979
  Other payables ..........................................         32,065          60,553
                                                                 ---------       ---------
     Total current liabilities ............................        101,246         132,644
Obligations under capital leases, excluding current portion          5,520           1,600
Long-term debt, excluding current portion .................         13,357          27,663
Convertible notes .........................................        205,013         209,960
Other non-current liabilities .............................          4,494           5,020
                                                                 ---------       ---------
     Total liabilities ....................................        329,630         376,887

Minority interests ........................................         25,826          27,937

Shareholders' equity:

Share capital .............................................        160,295         160,411
Additional paid-in capital ................................        389,679         390,117
Accumulated other comprehensive loss ......................         (9,266)         (9,342)
Retained deficit ..........................................       (174,196)       (183,749)
                                                                 ---------       ---------
     Total shareholders' equity ...........................        366,512         357,437
                                                                 ---------       ---------
     Total Liabilities and Shareholders' Equity ...........      $ 721,968       $ 762,261
                                                                 =========       =========


                 ST ASSEMBLY TEST SERVICES LTD AND SUBSIDIARIES
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2003
                           IN THOUSANDS OF US DOLLARS

                                                                FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                                               -------------------------------------------
                                                                  2002                              2003
                                                               ---------                         ---------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss ................................................      $ (65,746)                        $  (9,553)
Adjustments to reconcile net loss to net cash provided by
 (used in) operating activities:
  Depreciation and amortization .........................         78,216                            89,027
  Amortization of leasing prepayments ...................         15,048                             9,156
  Loss on sale of property, plant and equipment .........            781                                 6
  Accretion of discount on convertible notes ............          3,394                             4,947
  Deferred income taxes .................................         (2,772)                           (1,654)
  Non-cash compensation .................................          1,023                                 -
  Exchange (gain) loss ..................................            392                              (608)
  Minority interest in income in subsidiary .............            295                             1,523
  Gain on sale and maturity of marketable securities ....            (81)                           (5,030)
  Others ................................................              -                               (29)
Changes in operating working capital:
  Accounts receivable ...................................        (20,968)                          (18,516)
  Amounts due from ST and ST affiliates .................         (1,636)                           (3,976)
  Inventories ...........................................         (3,092)                           (4,394)
  Other receivables, prepaid expenses and other assets ..           (516)                           (4,817)
  Accounts payable, accrued operating expenses and
   other payables .......................................          2,602                            13,978
  Amounts due to ST and ST affiliates ...................           (506)                               97
                                                               ---------                         ---------
Net cash provided by operating activities ...............          6,434                            70,157
                                                               ---------                         ---------

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale and maturity of marketable securities         112,629                            76,987
Purchases of marketable securities ......................       (130,390)                          (34,320)
Purchases of property, plant and equipment ..............        (89,399)                         (123,205)
Other, net ..............................................            750                            (4,376)
                                                               ---------                         ---------
Net cash used in investing activities ...................       (106,410)                          (84,914)
                                                               ---------                         ---------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of short-term debt ............................              -                            (9,380)
Repayment of long-term debt .............................        (14,321)                          (15,330)
Proceeds from issuance of convertible notes .............        195,032                                 -
Proceeds from bank borrowings ...........................         12,857                            26,001
(Increase) decrease in restricted cash ..................         (9,526)                            3,692
Grants received .........................................          1,150                                 -
Capital lease payments ..................................         (8,843)                          (10,741)
Proceeds from issuance of shares ........................          1,295                               584
                                                               ---------                         ---------
Net cash provided by (used in) financing activities .....        177,644                            (5,174)
                                                               ---------                         ---------
Net increase (decrease) in cash and cash equivalents ....         77,668                           (19,931)
Effect of exchange rate changes on cash and
 cash equivalents .......................................            (92)                              598
Cash and cash equivalents at beginning of the period ....        115,214                           167,661
                                                               ---------                         ---------
Cash and cash equivalents at end of the period ..........      $ 192,790                         $ 148,328
                                                               =========                         =========

SUPPLEMENTARY CASH FLOW INFORMATION

Cash paid for:
  Interest ..............................................      $   2,964                         $   5,142
  Income taxes ..........................................      $   1,319                         $     471

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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services Ltd. ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United
Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore
Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com

Certain of the statements in this press release including but not limited to statements regarding industry growth and statements in "Business Outlook" on industry growth, revenue growth, utilization rates and capital expenditures are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization;
level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form
20-F dated March 31, 2003. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.




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SINGAPORE CONTACTS:

Elaine Ang                                                    Khor Hwee Eng
Manager, Investor Relations/Corporate Communications          Senior Communications Executive
Tel: (65) 6824 1738, Fax: (65) 6822 8887                      Tel: (65) 6824 1291, Fax: (65) 6822 7831
email: angelaine@stats.st.com.sg                              email: khorhweeeng@stats.st.com.sg


US CONTACTS:

Drew Davies                                                   Lisa Lavin
Director, Investor Relations                                  Marcom Manager
Tel: (408) 586 0608, Fax: (408) 586 0652                      Tel: (208) 939 3104, Fax: (208) 939 4817
email: daviesd@statsus.com                                    email: lavinl@statsus.com
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